Exhibit 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year ended December 31
	2004		2003		2002		2001		2000

FIXED CHARGES
Interest expense- PACCAR and subsidiaries (1)	$134.3		$137.1		$162.8		$216.9		$249.2
Portion of rentals deemed interest	14.4		12.9		12.7		13.5		13.2

TOTAL FIXED CHARGES	$148.7		$150.0		$175.5		$230.4		$262.4

EARNINGS
Income before taxes– PACCAR and Subsidiaries (2)	$1,368.2		$805.5		$574.1		$255.3		$665.1
FIXED CHARGES	148.7		150.0		175.5		230.4		262.4

EARNINGS AS DEFINED	$1,516.9		$955.5		$749.6		$485.7		$927.5

RATIO OF EARNINGS TO FIXED CHARGES	10.20	x	6.37	x	4.27	x	2.11	x	3.53	x

(1)           Exclusive of interest paid to PACCAR.

(2)           Includes before-tax earnings of wholly-owned subsidiaries.